Exhibit 99.2

Almonty Announces Nasdaq Listing Concurrent with Pricing of US$90 Million Upsized, Oversubscribed Public Offering

Trading on the Nasdaq Expected to Commence Today Under the Ticker “ALM”

TORONTO – July 14, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (TSX: AII) (ASX: AiiDA) (OTCQX: ALMTF) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, announced today the pricing of its underwritten public offering in the United States of 20,000,000 common shares (“Common Shares”) at a public offering price of US$4.50 per Common Share, for total gross proceeds of US$90 million (the “Offering”). In connection with the Offering, the Company has granted the Underwriters (as defined below) a 30-day over-allotment option to purchase up to an additional 3,000,000 Common Shares at the public offering price, less the underwriting discount.

Oppenheimer & Co. and Cantor are acting as Joint Bookrunners for the offering, D.A. Davidson & Co. is acting as Lead Manager and Scotiabank as Co-Manager (collectively, the “Underwriters”).

Lewis Black, Chief Executive Officer of Almonty, commented: “We are pleased to announce the pricing of our oversubscribed public offering, which concurrently marks our uplisting to the Nasdaq. Our U.S. listing also reflects our emerging status as America’s tungsten supplier, further supported by our ongoing redomiciling initiatives. The capital from this offering funds the development of our Sangdong tungsten oxide facility, enabling Almonty to continue to rise in prominence as a leading supplier of tungsten for the defense needs of the U.S. and its allies.”

The Offering is expected to close on or about July 15, 2025, subject to the satisfaction of customary closing conditions, including the listing of the Common Shares sold under the Offering on the Toronto Stock Exchange (the “TSX”). The Common Shares are currently, and following the Offering will continue to be, listed on the TSX under the symbol “All” and the Australian Securities Exchange (the “ASX”) under the symbol “AiiDA”, and are, and will continue to be, traded on the Frankfurt Stock Exchange.

The Common Shares are expected to commence trading on the Nasdaq Capital Market (the “Nasdaq”) on July 14, 2025 under the ticker symbol “ALM”. Pending the commencement of trading of the Common Shares on the Nasdaq, trading of the Common Shares on the OTCQX was suspended at the close of markets on July 11, 2025.

The Company intends to use the net proceeds of the Offering primarily to fund the development of its tungsten oxide facility and for working capital and other general corporate purposes.

The Offering is being made in the United States pursuant to a registration statement (the “Registration Statement”) containing a final base PREP prospectus prepared in accordance with National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-103 – Post-Receipt Pricing (“NI 44-103”) filed with the Ontario Securities Commission, the review jurisdiction in Canada, and the U.S. Securities and Exchange Commission pursuant to the Canada/United States Multi-Jurisdictional Disclosure System, as supplemented by a supplemented PREP prospectus prepared pursuant to NI 44-101 and NI 44-103 containing the final pricing and related information (the “Supplemented PREP Prospectus”). The Registration Statement and the Supplemented PREP Prospectus contain important detailed information relating to the Offering and the Common Shares.

The Registration Statement can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Prospective investors located outside of Canada may request copies of the Registration Statement from the Company by telephone at +1 (647) 438-9766 or by email at info@almonty.com, or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, or by telephone at (212) 667-8563, or by email at equityprospectus@opco.com; Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com; D.A. Davidson & Co., 757 Third Avenue, Suite 1902, New York, New York 10017, or by email at prospectusrequest@dadco.com; or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, New York 10281, Attention: Equity Capital Markets, or by telephone at (212) 255-6854, or by email at us.ecm@scotiabank.com, or Scotiabank in Canada, 40 Temperance Street, 6th Floor, Toronto, Ontario M5H 0B4, Attention: Equity Capital Markets, by email at equityprospectus@scotiabank.com or by telephone at (416) 863-7704. Prospective investors should read the Registration Statement and the other documents the Company has filed before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy Common Shares, nor shall there be any sale of Common Shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction. The Offering will be made in the United States only by means of the Registration Statement. Any offering of the Common Shares in other jurisdictions will be made on a private placement basis in accordance with applicable laws. Any offers, solicitations or offers to buy, or any sales of Common Shares will be made in accordance with the requirements of the Securities Act of 1933, as amended, and otherwise in accordance with applicable securities laws in any other jurisdiction.

About Almonty

Almonty is a diversified and experienced global producer of tungsten concentrate in conflict-free regions. The Company is currently mining, processing and shipping tungsten concentrate from its Panasqueira Mine in Portugal. Its Sangdong Mine in Gangwon Province, South Korea is currently under construction. The Sangdong Mine was historically one of the largest tungsten mines in the world and one of the few long-life, high-grade tungsten deposits outside of China. Almonty also has a significant molybdenum resource on a separate property adjacent to the tungsten orebody at the Sangdong Mine. Additional development projects include the Valtreixal Project in northwestern Spain and Los Santos Mine in western Spain. Further information about Almonty’s activities may be found at www.almonty.com and under Almonty’s profile at www.sedarplus.ca and www.asx.com.au.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALMTF@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the completion of the Offering, the Company’s redomiciling initiatives, the Company’s position as a leading supplier of tungsten to the U.S. and its allies, the timing of any listing of the Common Shares on the Nasdaq, the continued listing of the Common Shares on the TSX and the ASX and trading on the Frankfurt Stock Exchange, and the use of proceeds of the Offering.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of market conditions that could adversely impact the Offering or the intended listing of the Common Shares on the Nasdaq; the satisfaction of all listing requirements of the Nasdaq and continued listing requirements of the TSX and ASX; the achievement of any closing conditions to the Offering; and the absence of material adverse changes in the Company’s industry or the global economy including interest rates, inflationary pressures, supply chain disruptions, and commodity market volatility.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Registration Statement; risks relating to the Offering not being completed in a timely manner or at all, including due to unfavourable market or other conditions or factors; the possibility that the required approvals for or conditions to the Offering will not be received or satisfied on a timely basis or at all; changes in the anticipated timing for closing the Offering; business disruption during the pendency of or following the Offering; diversion of management time on Offering-related issues; the ability to retain members of Almonty’s management team; the impact of the Offering on relationships with customers, suppliers, employees and other business counterparties; risks related to the reaction of customers, shareholders and members of the public to the Offering; and other events that could adversely impact the completion of the Offering, including industry or economic conditions outside of Almonty’s control. Any of these risks could have a material adverse effect on the Company’s business, financial condition, results of operations and growth prospects. Readers should consider reviewing the detailed risk discussion in the Company’s Registration Statement, the most recent Annual Information Form and the amended Management Discussion and Analysis for the three months ended March 31, 2025 filed on SEDAR+, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.